Exhibit (h)(xxxi)

FEE WAIVER AGREEMENT

This Agreement is entered into as of May 4, 2026 by and between Polen Capital Credit, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Polen Euro High Yield Bond ETF (the “ETF”).

WHEREAS, the Adviser desires to waive 0.20% (20 basis points) of its advisory fee with respect to the ETF, the amount of which is set forth in Schedule B to the Investment Advisory Agreement between the Adviser and the Trust on behalf of the ETF, dated May 4, 2026 (the “Contractual Advisory Fee”);

NOW, THEREFORE, the parties agree as follows:

Fee Waiver. The Adviser agrees to waive 0.20% (20 basis points) of its Contractual Advisory Fee.

Term. The waiver of the Contractual Advisory Fee contemplated in this Agreement shall be effective from the commencement of investment operations (the “Commencement Date”) and continue for one year after the Commencement Date. The parties may extend, modify, renew, or revise this Agreement by mutual written agreement; provided, however, that the Adviser may not terminate this Agreement before the end of the Term without the consent of the Board of Trustees of the Trust. This Agreement shall terminate on the one year anniversary of the Commencement Date, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Counterparts. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Effective as of the date first set forth above.

Polen Capital Credit, LLC

By:	/s/ Joshua L. McCarthy
Name:	Joshua L. McCarthy
Title:	General Counsel & Chief Compliance Officer

FundVantage Trust, on behalf of Polen Euro High Yield Bond ETF

By:	/s/ Joel L. Weiss
Name:	Joel L. Weiss
Title:	President and CEO